Exhibit 99.3

Hydrogenics Corporation

Third Quarter 2018

Condensed Interim Consolidated Financial Statements

2018 Q3 Condensed Interim Consolidated Financial Statements	Page 1

Hydrogenics Corporation

Hydrogenics Corporation

Condensed Interim Consolidated Balance Sheets

(in thousands of US dollars)

(unaudited)

		September 30,	December 31,	January 1,
		2018	2017	2017
	Note		Restated (Note 4)	Restated (Note 4)
Assets
Current assets
Cash and cash equivalents		$10,813	$21,511	$10,338
Restricted cash		792	435	405
Trade and other receivables	6	7,461	8,736	5,144
Contract assets	6	3,090	6,578	5,572
Inventories		19,091	15,048	17,130
Prepaid expenses	7	1,772	1,374	1,198
		43,019	53,682	39,787
Non-current assets
Restricted cash		292	468	535
Contract assets	6	2,469	645	–
Investment in joint ventures	8	1,792	2,797	1,750
Property, plant and equipment		2,587	3,874	4,095
Intangible assets		228	180	203
Goodwill		4,419	4,569	4,019
		11,787	12,533	10,602
Total assets		$54,806	$66,215	$50,389
Liabilities
Current liabilities
Operating borrowings	11	$–	$1,200	$2,111
Trade and other payables		10,984	10,361	8,059
Contract liabilities	6	12,449	11,821	10,268
Financial liabilities	9	4,524	4,913	3,939
Warranty provisions	10	936	1,174	1,221
Deferred funding	15	1,713	880	508
		30,606	30,349	26,106
Non-current liabilities
Other liabilities	12	7,256	8,516	9,262
Contract liabilities	6	1,562	2,223	3,494
Warranty provisions	10	806	921	841
Deferred funding	15	470	33	12
		10,094	11,693	13,609
Total liabilities		40,700	42,042	39,715
Share capital	13	387,911	387,746	365,923
Contributed surplus		20,470	19,885	19,255
Accumulated other comprehensive loss		(2,441)	(1,822)	(3,623)
Deficit		(391,834)	(381,636)	(370,881)
Total equity		14,106	24,173	10,674
Total equity and liabilities		$54,806	$66,215	$50,389

Guarantees and Contingencies (notes 11 and 21)

Douglas S. Alexander Chair	David C. Ferguson Director

The accompanying notes form an integral part of these consolidated financial statements.

2018 Q3 Condensed Interim Consolidated Financial Statements	Page 2

Hydrogenics Corporation

Hydrogenics Corporation

Condensed Interim Consolidated Statements of Operations and Comprehensive Loss

(in thousands of US dollars, except share and per share amounts)

(unaudited)

		Three months ended		Nine months ended
		September 30,		September 30,
		2018	2017	2018	2017
	Note		Restated (Note 4)		Restated (Note 4)

Revenues		$7,665	$12,079	$23,421	$28,370
Cost of sales		6,194	9,182	16,611	22,360
Gross profit		1,471	2,897	6,810	6,010

Operating expenses
Selling, general and administrative expenses		3,097	2,909	8,957	9,177
Research and product development expenses	15	1,316	2,157	5,277	4,654
		4,413	5,066	14,234	13,831

Loss from operations		(2,942)	(2,169)	(7,424)	(7,821)

Finance income (loss)
Interest expense, net on financial instruments measured at amortized cost		(369)	(464)	(1,122)	(1,387)
Foreign currency (losses) gains, net(1)		(61)	58	(19)	513
Loss from joint ventures		(15)	(87)	(1,576)	(258)
Other finance gains (losses), net	16	(56)	631	243	(837)
Finance income (loss), net		(501)	138	(2,474)	(1,969)

Loss before income taxes		(3,443)	(2,031)	(9,898)	(9,790)
Income tax expense	17	–	–	300	–
Net loss for the period		(3,443)	(2,031)	(10,198)	(9,790)

Items that may be reclassified subsequently to net loss
Exchange differences on translating foreign operations		(61)	409	(619)	1,357
Comprehensive loss for the period		$(3,504)	$(1,622)	$(10,817)	$(8,433)

Net loss per share
Basic and diluted	18	$(0.22)	$(0.13)	$(0.66)	$(0.73)

Weighted average number of common shares outstanding, basic and diluted	18	15,442,416	15,232,905	15,440,081	13,491,562

(1)	For the three and nine months ended September 30, 2018, respectively, a loss of $52 and a gain of $91 (2017 – a loss of $149 and $270) relates to foreign exchange on borrowings.

The accompanying notes form an integral part of these consolidated financial statements.

2018 Q3 Condensed Interim Consolidated Financial Statements	Page 3

Hydrogenics Corporation

Hydrogenics Corporation

Condensed Interim Consolidated Statements of Changes in Equity

(in thousands of US dollars, except share and per share amounts)

(unaudited)

						Accumulated
						other
		Common shares		Contributed		comprehensive	Total
	Note	Number	Amount	surplus	Deficit	loss(1)	equity
Balance at December 31, 2017		15,436,879	$387,746	$19,885	$(382,313)	$(1,822)	$23,496
Change in accounting policy	4	–	–	–	677	–	677
Restated Balance at January 1, 2018		15,436,879	$387,746	$19,885	$(381,636)	$(1,822)	$24,173
Net loss		–	–	–	(10,198)	–	(10,198)
Other comprehensive loss		–	–	–	–	(619)	(619)
Total comprehensive loss		–	–	–	(10,198)	(619)	(10,817)
Issuance of common shares on vesting of performance share units	14	4,204	96	(96)	–	–	–
Issuance of common shares on exercise of stock options	14	6,400	69	(29)	–	–	40
Stock-based compensation expense	14	–	–	710	–	–	710
Balance at September 30, 2018		15,447,483	$387,911	$20,470	$(391,834)	$(2,441)	$14,106

						Accumulated
						other
		Common shares		Contributed		comprehensive	Total
	Note	Number	Amount	surplus	Deficit	loss(1)	equity
Balance at December 31, 2016		12,544,960	$365,923	$19,255	$(371,173)	$(3,623)	$10,382
Change in accounting policy	4	–	–	–	292	–	292
Restated Balance at January 1, 2017		12,544,960	$365,923	$19,255	$(370,881)	$(3,623)	$10,674
Restated net loss	4	–	–	–	(9,790)	–	(9,790)
Other comprehensive income		–	–	–	–	1,357	1,357
Total comprehensive income (loss)		–	–	–	(9,790)	1,357	(8,433)
Issuance of common shares	13	2,682,742	19,725	–	–	–	19,725
Issuance of common shares on vesting of performance share units	14	4,203	96	(96)	–	–	–
Issuance of common shares on exercise of stock options	14	1,000	9	(4)	–	–	5
Stock-based compensation expense	14	–	–	540	–	–	540
Balance at September 30, 2017		15,232,905	$385,753	$19,695	$(380,671)	$(2,266)	$22,511

(1)	Accumulated other comprehensive loss represents currency translation adjustments of ($2,126) as of September 30, 2018, (September 30, 2017 – ($1,853)), and loss on re-measurement of actuarial liability of $315 as of September 30, 2018 (September 30, 2017 – $413).

The accompanying notes form an integral part of these consolidated financial statements.

2018 Q3 Condensed Interim Consolidated Financial Statements	Page 4

Hydrogenics Corporation

Hydrogenics Corporation

Condensed Interim Consolidated Statements of Cash Flows

(in thousands of US dollars)

(unaudited)

		Three months ended		Nine months ended
		September 30,		September 30,
		2018	2017	2018	2017
	Note		Restated (Note 4)		Restated (Note 4)
Cash and cash equivalents provided by (used in):
Operating activities
Net loss for the period		$(3,443)	$(2,031)	$(10,198)	$(9,790)
Decrease (increase) in restricted cash		77	133	(202)	(869)
Items not affecting cash:
Loss (gain) on disposal of property, plant and equipment		(21)	3	(15)	117
Amortization and depreciation		162	199	514	600
Loss (gain) from change in fair value of warrants	16	33	(631)	(323)	615
Unrealized foreign exchange (gain) loss		64	279	(139)	146
Unrealized loss on joint ventures	8	15	87	1,576	258
Accreted interest		429	467	1,286	1,608
Stock-based compensation	14	245	199	710	540
Stock-based compensation – DSUs	14	6	(176)	(382)	548
Net change in non-cash operating assets and liabilities	20	(217)	(6,977)	(1,076)	(5,079)
Cash used in operating activities		(2,650)	(8,448)	(8,249)	(11,306)
Investing activities
Investment in joint venture		–	–	–	(93)
Purchase of property, plant and equipment		(204)	(180)	(539)	(2,255)
Receipt of government funding		–	32	974	1,883
Proceeds from disposals of property, plant and equipment		700	–	700	1,035
Purchase of intangible assets		(95)	(33)	(96)	(34)
Cash provided by (used in) investing activities		401	(181)	1,039	536
Financing activities
Proceeds from common shares issued and stock options exercised, net of issuance costs		39	(40)	40	19,730
Principal repayment of long-term debt	12	(500)	–	(1,250)	(500)
Interest payment	12	(276)	–	(858)	(788)
Proceeds (repayment) of operating borrowings		–	98	(1,193)	287
Repayment of repayable government contributions		–	(1)	–	(113)
Cash provided by (used in) financing activities		(737)	57	(3,261)	18,616
Increase (decrease) in cash and cash equivalents during the period		(2,986)	(8,572)	(10,471)	7,846
Cash and cash equivalents – Beginning of period		13,847	27,161	21,511	10,338
Effect of exchange rate fluctuations on cash and cash equivalents held		(48)	(244)	(227)	161
Cash and cash equivalents – End of period		$10,813	$18,345	$10,813	$18,345

The accompanying notes form an integral part of these consolidated financial statements.

2018 Q3 Condensed Interim Consolidated Financial Statements	Page 5

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2018

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 1 – Description of Business

Hydrogenics Corporation and its subsidiaries (“Hydrogenics” or the “Corporation” or the “Company”) design, develop and manufacture hydrogen generation products based on water electrolysis technology, and fuel cell products based on proton exchange membrane (“PEM”) technology. The Company has manufacturing plants in Canada and Belgium, satellite facilities in Germany and the United States, and branch offices in Russia and Indonesia. Its products are sold throughout the world.

Hydrogenics is incorporated and domiciled in Canada. The address of the Company’s registered head office is 220 Admiral Boulevard, Mississauga, Ontario, Canada. The Company’s shares trade under the symbol “HYG” on the Toronto Stock Exchange and under the symbol “HYGS” on NASDAQ.

Note 2 – Basis of Preparation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim financial reporting”. The disclosures contained in these unaudited condensed interim consolidated financial statements do not include all of the requirements of International Financial Reporting Standards (“IFRS”) for annual consolidated financial statements. The condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2017, which have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”). The unaudited condensed interim consolidated financial statements are based on accounting policies as described in the 2017 annual consolidated financial statements except that effective January 1, 2018, the Company implemented IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) and IFRS 9 Financial Instruments (“IFRS 9”). Note 4 and Note 5 disclose IFRS 15 and IFRS 9 information for the period that is material to an understanding of these condensed interim consolidated financial statements.

On November 1, 2018, the Board of Directors authorized the condensed interim consolidated financial statements for issue.

Note 3 – Accounting Standards Issued But Not Yet Applied

IFRS 16 Leases (“IFRS 16”) sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, the customer (“lessee”) and the supplier (“lessor”). This standard will replace IAS 17 Leases (“IAS 17”) and related Interpretations. IFRS 16 provides revised guidance on identifying a lease and for separating lease and non-lease components of a contract. IFRS 16 introduces a single accounting model for all lessees and requires a lessee to recognize right-of-use assets and lease liabilities for leases with terms of more than 12 months, unless the underlying asset is of low value, and depreciation of lease assets separately from interest on lease liabilities in the consolidated statement of operations and comprehensive loss. Under IFRS 16, lessor accounting for operating and finance leases will remain substantially unchanged. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. The Company’s contractual obligations in the form of operating leases under IAS 17 will then be reflected on the balance sheet resulting in an increase to both assets and liabilities upon adoption of IFRS 16, and changes to the timing of recognition of expenses associated with the lease arrangements. The Company is assessing the new standard to determine the impact on its consolidated financial statements. An initial review has been completed to identify leases that will require recognition of a right-of-use asset and lease liability. The Company is currently quantifying these impacts and assessing its transition and implementation options.

Note 4 – IFRS 15 Revenue from Contracts with Customers

i.	Impact of adoption:

The Company has adopted IFRS 15 from January 1, 2018 which resulted in changes in accounting policies and adjustments to the amounts recognized in the financial statements. The Company adopted the new standard using the full retrospective method.

2018 Q3 Condensed Interim Consolidated Financial Statements	Page 6

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2018

(in thousands of US dollars, except share and per share amounts)

(unaudited)

The following adjustments were made to the amounts recognized in the consolidated balance sheets at January 1, 2017:

	IAS 18 carrying amount		Remeasurements		Reclassifications		IFRS 15 carrying amount
Assets
Current assets
Cash and cash equivalents	$10,338		$		$		$10,338
Restricted cash	405						405
Trade and other receivables	9,802	4(c)				(4,658)	5,144
Contract assets	–	4(a)(c)		914		4,658	5,572
Inventories	17,208	4(a)				(78)	17,130
Prepaid expenses	918	4(b)		280			1,198
	38,671			1,194		(78)	39,787
Non-current assets
Restricted cash	535						535
Investment in joint ventures	1,750						1,750
Property, plant and equipment	4,095						4,095
Intangible assets	203						203
Goodwill	4,019						4,019
	10,602			–		–	10,602
Total assets	$49,273			$1,194		$(78)	$50,389

Liabilities
Current liabilities
Operating borrowings	$2,111		$		$		$2,111
Trade and other payables	7,235	4(a)(c)		914		(78)	8,059
Contract liabilities	–	4(c)				10,268	10,268
Financial liabilities	3,939						3,939
Warranty provisions	1,221						1,221
Deferred revenue	10,788	4(c)				(10,788)	–
Deferred funding	–	4(c)				508	508
	25,294			902		(90)	26,106
Non-current liabilities
Other liabilities	9,262						9,262
Contract liabilities	–	4(c)				3,494	3,494
Warranty provisions	841						841
Deferred revenue	3,494	4(c)				(3,494)	–
Deferred funding	–	4(c)				12	12
	13,597			–		12	13,609
Total liabilities	38,891			902		(78)	39,715

Share capital	365,923						365,923
Contributed surplus	19,255						19,255
Accumulated other comprehensive loss	(3,623)						(3,623)
Deficit	(371,173)	4(a)(b)		292			(370,881)
Total equity	10,382			292		–	10,674
Total equity and liabilities	$49,273			$1,194		$(78)	$50,389

2018 Q3 Condensed Interim Consolidated Financial Statements	Page 7

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2018

(in thousands of US dollars, except share and per share amounts)

(unaudited)

The following adjustments were made to the amounts recognized in the consolidated balance sheets at December 31, 2017:

	IAS 18 carrying amount		Remeasurements		Reclassifications		IFRS 15 carrying amount
Assets
Current assets
Cash and cash equivalents	$21,511		$		$		$21,511
Restricted cash	435						435
Trade and other receivables	14,292	4(c)				(5,556)	8,736
Contract assets	–	4(a)(c)		1,022		5,556	6,578
Inventories	15,164	4(a)				(116)	15,048
Prepaid expenses	978	4(b)		396			1,374
	52,380			1,418		(116)	53,682
Non-current assets
Restricted cash	468						468
Trade and other receivables	645	4(c)				(645)	–
Contract assets	–	4(c)				645	645
Investment in joint ventures	2,797						2,797
Property, plant and equipment	3,874						3,874
Intangible assets	180						180
Goodwill	4,569						4,569
	12,533			–		–	12,533
Total assets	$64,913			$1,418		$(116)	$66,215
Liabilities
Current liabilities
Operating borrowings	$1,200		$		$		$1,200
Trade and other payables	9,736	4(a)		741		(116)	10,361
Contract liabilities	–	4(c)				11,821	11,821
Financial liabilities	4,913						4,913
Warranty provisions	1,174						1,174
Deferred revenue	12,734	4(c)				(12,734)	–
Deferred funding	–	4(c)				880	880
	29,757			741		(149)	30,349
Non-current liabilities
Other liabilities	8,516						8,516
Contract liabilities	–	4(c)				2,223	2,223
Warranty provisions	921						921
Deferred revenue	2,223	4(c)				(2,223)	–
Deferred funding	–	4(c)				33	33
	11,660			–		33	11,693
Total liabilities	41,417			741		(116)	42,042
Share capital	387,746						387,746
Contributed surplus	19,885						19,885
Accumulated other comprehensive loss	(1,822)						(1,822)
Deficit	(382,313)	4(a)(b)		677			(381,636)
Total equity	23,496			677		–	24,173
Total equity and liabilities	$64,913			$1,418		$(116)	$66,215

2018 Q3 Condensed Interim Consolidated Financial Statements	Page 8

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2018

(in thousands of US dollars, except share and per share amounts)

(unaudited)

The following adjustments were made to the amounts recognized in the consolidated statement of operations for the three months ended September 30, 2017:

	September 30, 2017	IFRS 15 Remeasurements			September 30, 2017
Revenues	12,200	4	(a)	$(121)	$12,079
Cost of sales	9,300	4	(a)	(118)	9,182
Gross profit	2,900			(3)	2,897

Operating expenses
Selling, general and administrative expenses	2,884	4	(b)	25	2,909
Research and product development expenses	2,157			–	2,157
	5,041			25	5,066

Loss from operations	(2,141)			(28)	(2,169)

Finance income (loss)
Interest expense, net of financial instruments measured at amortized cost	(464)			–	(464)
Foreign currency gains, net	58			–	58
Loss from joint ventures	(87)			–	(87)
Other finance losses, net	631			–	631
Finance loss, net	138			–	138

Loss before income taxes	(2,003)			(28)	(2,031)
Income tax expense	–			–	–
Net loss for the period	(2,003)			(28)	(2,031)

Items that may be reclassified subsequently to net loss
Exchange differences on translating foreign operations	409			–	409
Comprehensive loss for the period	$(1,594)			$(28)	$(1,622)

2018 Q3 Condensed Interim Consolidated Financial Statements	Page 9

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2018

(in thousands of US dollars, except share and per share amounts)

(unaudited)

The following adjustments were made to the amounts recognized in the consolidated statement of operations for the nine months ended September 30, 2017:

	September 30, 2017	IFRS 15 Remeasurements			September 30, 2017
Revenues	28,524	4	(a)	$(154)	$28,370
Cost of sales	22,694	4	(a)	(334)	22,360
Gross profit	5,830			180	6,010

Operating expenses
Selling, general and administrative expenses	9,218	4	(b)	(41)	9,177
Research and product development expenses	4,654			–	4,654
	13,872			(41)	13,831

Loss from operations	(8,042)			221	(7,821)

Finance income (loss)
Interest expense, net of financial instruments measured at amortized cost	(1,387)			–	(1,387)
Foreign currency gains, net	513			–	513
Loss from joint ventures	(258)			–	(258)
Other finance losses, net	(837)			–	(837)
Finance loss, net	(1,969)			–	(1,969)

Loss before income taxes	(10,011)			221	(9,790)
Income tax expense	–			–	–
Net loss for the period	(10,011)			221	(9,790)

Items that may be reclassified subsequently to net loss
Exchange differences on translating foreign operations	1,357			–	1,357
Comprehensive loss for the period	$(8,654)			$221	$(8,433)

A summary of the impact of adoption of IFRS 15 is as follows:

(a)	Installation, start-up and commissioning services

Under IAS 18, the Company applied the revenue recognition criteria to each separate identifiable component of a single transaction. The contracts containing installation and start-up and commissioning services were accounted for as a separate element from the product sale. Costs associated with these services were accumulated in inventory and the revenue deferred until the associated work was completed.

Under IFRS 15, these performance obligations are not distinct and are combined into a single performance obligation with the associated product, where the costs are insignificant in the context of the total contract and where the customer believes they are buying a final installed working product and are not buying the individual collection of products and services bundle. In these situations, revenue is now recorded inclusive of these immaterial performance obligations and the estimated costs to fulfill these obligations accrued for when control passes at the time of shipment of the related products. Accordingly, the Company accrued $914 in contract assets, reduced inventory by $78 and accrued $824 in trade and other payables for future costs expected to be incurred and reduced the deficit by $12 at January 1, 2017. Similarly, the Company accrued $1,022 in contract assets, reduced inventory by $116 and accrued $625 in trade and other payables for future costs expected to be incurred and reduced the deficit by $281 at December 31, 2017. The impact of these restatements on cumulative translation adjustments arising from the Company’s subsidiaries was immaterial.

2018 Q3 Condensed Interim Consolidated Financial Statements	Page 10

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2018

(in thousands of US dollars, except share and per share amounts)

(unaudited)

The restatement effect on the respective comparative three and nine month September 30, 2017 figures in the Condensed Interim Consolidated Statements of Operations and Comprehensive Loss results in a $121 and $154 decrease in revenue and a $118 and $334 reduction in cost of sales.

(b)	Sales agent commissions

The Company incurs sales agent commissions for obtaining contracts. Under IAS18, these costs were expensed when they were earned or incurred.

Under IFRS 15, these incremental costs incurred to obtain contracts with customers are deferred for contracts expected to be delivered after more than one year and expensed as the contract is delivered. Accordingly, the Company deferred $280 of commissions in prepaid expenses and reduced the deficit by the same amount at January 1, 2017. Similarly, the Company deferred $396 of commissions in prepaid expenses and reduced the deficit by the same amount at December 31, 2017. The impact of these restatements on cumulative translation adjustments arising from the Company’s subsidiaries was immaterial.

The restatement effect on the respective comparative three and nine month September 30, 2017 figures in the Condensed Interim Consolidated Statements of Operations and Comprehensive Loss results in a $25 increase and $41 decrease in selling, general and administrative expenses for commissions previously expensed.

(c)	Contract assets and liabilities

IFRS 15 distinguishes between contract assets and receivables based on whether receipt of the consideration is conditional on something other than the passage of time. At December 31, 2017, there was $6,201 (January 1, 2017 – $4,658) of trade and other receivables outstanding where the Company’s right to consideration was not unconditional (primarily relating to revenues accrued on long term contracts) and have been reclassified as current and non-current contract assets under IFRS 15.

Under IFRS 15, amounts received from customers before the Company has transferred the good or service are to be presented as contract liabilities. As a result, the amounts previously presented as deferred revenues related to contracts with customers have been reclassified as contract liabilities and amounts not relating to contracts with customers have been reclassified as deferred funding.

(d)	Practical expedients

The Company has elected to make use of the following practical expedients:

•	Completed contracts under IAS 11 and IAS 18 before the date of transition have not been reassessed.
•	Costs incurred to obtain contracts with an amortization period of less than one year have been expensed as incurred.
•	The Company applied the practical expedient not to disclose information about remaining performance obligations that have original expected durations of one year or less.
•	For completed contract with variable consideration, the Company used the transaction price at the date of contract completion rather than estimating variable consideration amounts in the comparative reporting periods.

2018 Q3 Condensed Interim Consolidated Financial Statements	Page 11

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2018

(in thousands of US dollars, except share and per share amounts)

(unaudited)

•	Consideration previously recognized was not adjusted for the effects of a significant financing component if the Company expected, at contract inception, that the period between when the Company transfers a promised good or service to the customer and when the customer pays for the good or service was one year or less.
•	For contracts that were modified before the beginning of the earliest period presented, the Company did not retrospectively restate the contract for those contract modifications. The Company reflected the aggregate effect of all of the modifications that occur before the beginning of the earliest period presented when: (i) identifying the satisfied and unsatisfied performance obligations; (ii) determining the transaction price; and (iii) allocating the transaction price to the satisfied and unsatisfied performance obligations.
•	The Company also applied the practical expedient not to disclose the amount of the transaction price allocated to the remaining performance obligations and an explanation of when the Company expects to recognize that amount as revenue for the year ended December 31, 2017.

ii.	Accounting Policy

The Company’s business is to develop and sell electrolyser and fuel cell products and provide related services. The equipment and services are sold both on their own and bundled together as a package of goods and/or services.

(a) Sale of equipment

Material promises within a contract to deliver distinct goods and services are accounted for as separate performance obligations and the contract price is allocated between each performance obligation based upon their relative stand-alone selling prices. Revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods and services to the customer. For contracts with customers in which the sale of equipment is generally expected to be the only performance obligation, the Company recognizes revenue at the point in time when control of the asset is transferred to the customer.

(i) Variable consideration

Some contracts with customers provide trade discounts, exclusivity, license, sales-based royalties and/or volume rebates and discounts and give rise to variable consideration. Variable consideration is estimated at contract inception and updated prospectively for any changes to the estimates. Variable consideration is only included in the transaction price to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

(ii) Warranty obligations

The Company generally provides for warranties for general repairs but does not provide extended warranties in its contracts with customers. As such, most existing warranties are assurance-type warranties which will continue to be accounted for under IAS 37 Provisions, Contingent Liabilities and Contingent Assets. For non-standard contracts where the Company provides extended warranties, they are accounted for as separate performance obligations to which the Company allocates a portion of the transaction price.

(b) Long-term contracts

For long-term contracts, such as customer-specific product development contracts, control of the promised goods and services are generally transferred to the customers over time as performance obligations are satisfied. Revenue is recognized over time using input methods based on the measure of the progress towards complete satisfaction of that performance obligation. Under this method, the revenue recognized equals the latest estimate of the total transaction price of the contract multiplied by the actual completion rate, determined by reference to the costs incurred for the transaction and the estimated costs to complete the transaction.

2018 Q3 Condensed Interim Consolidated Financial Statements	Page 12

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2018

(in thousands of US dollars, except share and per share amounts)

(unaudited)

The determination of the transaction price represents the contractually agreed amount, including change orders. A change order results from an official change to the scope of work to be performed compared to the original contract that was signed. The Company estimates costs separately for each customer specific development contract including the effects of change orders.

If circumstances arise that may change the estimated transaction price, the remaining costs or extent of progress toward completion, and estimates of revenues to be recorded are revised. These revisions may result in increases or decreased in estimated revenues or remaining costs to complete and are accounted for prospectively from the period in which the circumstances that give rise to the revision become known by management. If the outcome of a transaction cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable. When the outcome of a transaction cannot be estimated reliably, and it is not probable the costs incurred will be recovered, revenue is not recognized and the costs incurred are recognized as an expense. Once the uncertainty surrounding the outcome no longer exists, a cumulative catch up adjustment is recognized to record revenue related to prior performance that had not been recognized due to the inability to measure progress.

The timing of revenue recognition, billings and cash collections results in billed accounts receivable, unbilled receivables (contract assets), and customer advances and deposits (contract liabilities) on the consolidated balance sheet. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals or upon achievement of contractual milestones. Generally, billing occurs subsequent to revenue recognition, resulting in contract assets reported on the consolidated balance sheet at the end of each reporting period.

(c) Rendering of services

The Company provides start-up, commissioning, installation, scheduled or unscheduled maintenance, both with and without parts and other services with or without spares. These services are sold either on their own or bundled together with the sale of equipment to a customer. Where these performance obligations are not considered distinct (i.e. where the customer believes they are buying a final installed working product and are not buying the individual collection of products and services bundle), these services are combined into a single performance obligation and recognized on the same basis as the sale of the related equipment. Revenue from services deemed to be a separate performance obligation are recognized by reference to the stage of completion based upon relative stand-alone selling prices.

(d) License arrangements

When a single performance obligation includes a license of intellectual property and one or more other goods or services, the Company considers the nature of the combined good or service for which the customer has contracted in determining whether that combined good or service is satisfied over time or at a point in time, and if over time, in selecting an appropriate method for measuring progress.

Revenues from sales-based royalties promised in exchange for a license of intellectual property are recognized as revenue at the later of the date the product subject to the royalty is sold by the licensee, or when the performance obligation to which the sales-based royalty has been allocated is satisfied.

(e) Contract assets

The Company recognizes contract assets depending on the relationship between the Company’s performance obligation and the contract payment terms. A trade receivable is separately recorded only when the Company has an unconditional right to the consideration. For long-term development contracts and OnSite Generation contracts in particular, customers usually retain a small portion of the contract price until completion of the service, installation and commissioning, which generally result in revenues in excess of billings which are presented as contract assets on the consolidated balance sheet. The associated provisions for future costs to complete this work are recorded in trade and other payables.

2018 Q3 Condensed Interim Consolidated Financial Statements	Page 13

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2018

(in thousands of US dollars, except share and per share amounts)

(unaudited)

(f) Contract liabilities

The Company may receive advances from customers upon contract execution for which revenue is expected to occur within 12 months. These are deferred within contract liabilities until recognition in revenue as or when the performance obligation is satisfied. In relation to licensing arrangements, upfront license fees considered to consist of a single performance obligation, including a license of intellectual property and one or more other goods or services, are deferred in contract liabilities until recognition in revenue as or when the combined performance obligation is satisfied. For contracts that require customers to pay long-term advances, the payment terms are structured primarily for reasons other than the provision of finance to the Company; notably, to meet working capital demands, to ensure the customers follow through with their purchase orders, to ensure an incentive to not terminate the contract for any reasons, including economic, or to mitigate a history of late payments. Other long-term customers advances are analyzed to determine whether there is a significant financing component in its contracts and are accounted for separately.

(g) Incremental costs

The Company incurs incremental costs like sales agent commissions, legal fees and shipping fees, for obtaining the contract or to fulfill a contract. These costs are deferred within prepaids for contracts expected to be delivered after more than one year and expensed as the contract is delivered. Where there is a retrospective step up in the sales agent commission on a sale as a result of the salesperson reaching a new cumulative sales threshold, the Company allocates the commission between the contract in question and the preceding contracts in the year that contributed to the agent reaching the threshold. The commission related to any contract that has already been recorded as revenue is expensed while the commission corresponding to contract revenue that has not yet been recorded is capitalized and expensed simultaneously with the related contract revenue.

iii.	Critical accounting estimates and judgments

Significant areas requiring the Company to make estimates impacting revenue recognition related to:

(a)	Contracts with performance obligations satisfied over time.

Contracts with performance obligations satisfied over time include:

i.	Customer specific product development contracts - The Company estimates costs separately for each customer specific product development and maintenance contract. The determination of estimated costs for completing fixed-price contracts is based on the Company’s business practices, considering budgets as well as historical experience. Management regularly reviews these estimates, which can be affected by a variety of factors such as variances in scheduling, cost of materials, availability and cost of qualified labour and subcontractors, productivity, and possible claims from subcontractors.

ii.	Maintenance contracts - Revenue from providing maintenance services is recognized in the accounting period in which the services are rendered. For fixed-price contracts, revenue is recognized based on the actual service provided to the end of the reporting period as a proportion of the total services to be provided, because the customer receives and uses the benefits simultaneously. Some maintenance contracts also offer scheduled visits and discounts on future spare part purchases. Because these represent additional performance obligations, the transaction price must be allocated to each performance obligation on a stand-alone selling price basis where material in the context of the contract. Management estimates the stand-alone selling price at contract inception based on observable prices for services rendered in similar circumstances to similar customers.

iii.	Technology transfer licensing and manufacturing support contracts – Technology transfer licensing and manufacturing support arrangements constitute a single performance obligation that includes both a license for intellectual property as well as associated manufacturing training and support services. The transaction price is recognized as revenue over time as the combined services are provided.

2018 Q3 Condensed Interim Consolidated Financial Statements	Page 14

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2018

(in thousands of US dollars, except share and per share amounts)

(unaudited)

(b)	Contracts with performance obligations satisfied at a point in time.

Installation, start up and commissioning services related to the sale of equipment are not distinct and are combined into a single performance obligation where the costs are insignificant in the context of the total contract and where the customer believes they are buying a final installed working product rather than the individual collection of products and services. Thus, as long as control has passed when the product is shipped, all the revenue is recorded and an estimate for remaining costs for this work is accrued. These costs will be revised if circumstances change and any resulting increase or decrease in estimated costs will be reflected in the consolidated statement of operations and comprehensive loss in the period in which the circumstances that give rise to the revision become known by management.

Note 5 – IFRS 9 Financial Instruments

i.	Impact of adoption

The Company adopted all the requirements of IFRS 9 Financial Instruments (“IFRS 9”) as of January 1, 2018. IFRS 9 replaces IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 utilizes a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9, such that the Company’s accounting policy with respect to financial liabilities is unchanged. Further, as a result of adoption of IFRS 9, management has not changed its accounting policy for financial assets except for the adoption of the simplified approach to determining expected credit losses for receivables and contract assets, which had no impact on the carrying value of any financial assets or financial liabilities on the transition date.

ii.	Accounting policy

The following is the Company’s new accounting policy for financial instruments under IFRS 9.

(a)	Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of the Company’s financial assets and liabilities is disclosed in note 23.

(b)	Measurement

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of operations and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of operations and comprehensive loss in the period in which they arise.

The Company has no financial assets measured at fair value through other comprehensive income.

(c)	Impairment of financial assets at amortized cost

For trade receivables and contract assets, the Company applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which requires the use of the lifetime expected loss provision for all trade receivables and contract assets based on the Company’s historical default rates over the expected life of the trade receivables adjusted for forward-looking estimates (see note 23).

2018 Q3 Condensed Interim Consolidated Financial Statements	Page 15

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2018

(in thousands of US dollars, except share and per share amounts)

(unaudited)

(d)	Derecognition

i.	Financial assets - The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are recognized in the consolidated statements of operations and comprehensive loss.

ii.	Financial liabilities - The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled or expired. Generally, the difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in the consolidated statements of operations and comprehensive loss.

Note 6 – Trade and Other Receivables, Contract Assets and Contract Liabilities

	September 30, 2018	December 31, 2017
		Restated (Note 4)
Trade accounts receivable	$3,759	$6,466
Less: provision for impairment (note 23)	(11)	(18)
Net trade accounts receivable	3,748	6,448
Other receivables	3,713	2,288
Total trade and other receivables	$7,461	$8,736

Contract assets and liabilities consist of the following:

	September 30, 2018	December 31, 2017
		Restated (Note 4)	$ change
Contract assets	$5,559	$7,223	$(1,664)
Less: non-current portion	(2,469)	(645)	(1,824)
Current portion	3,090	6,578	(3,488)

Contract liabilities	14,011	14,044	(33)
Less: non-current portion	(1,562)	(2,223)	661
Current portion	12,449	11,821	628

Contract assets at September 30, 2018 includes $3,837 (December 31, 2017 – $4,764) relating to receivables which are to be billed according to progress based and specified payment schedules, typical with long-term contracts. The remainder relates to the final instalment of contract price on the sale of equipment for installation and commissioning, which is not invoiced to the customer until this work is complete. The change in the contract assets balance during the period reflects the change in the timeframe for a right to consideration to become unconditional (i.e. for the contract asset to be reclassified as a receivable).

2018 Q3 Condensed Interim Consolidated Financial Statements	Page 16

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2018

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Contract liabilities represent deferred revenues for deposits and payments received in advance from customers for license fees, product development contracts and equipment sales. The change in the contract liabilities balance during the period reflects changes in the time frame for performance obligations to be satisfied and the timing of receipt of deposits.

Note 7 – Prepaid Expenses

Prepaid expenses are as follows:

	September 30, 2018	December 31, 2017
		Restated (Note 4)
Prepaid expenses	$1,385	$978
Costs incurred to obtain contracts with customers	387	396
Total prepaid expenses	$1,772	$1,374

The costs incurred to obtain contracts with customers relate to sales agent commissions, which are deferred until the related contract revenues with customers are recognized. The amount amortized to the consolidated statement of operations for the three and nine months ended September 30, 2018 was $nil (2017 - $48) and $15 (2017 - $75) respectively.

Note 8 – Investment in Joint Ventures

On March 30, 2017, the Company entered into an arrangement with Enbridge Gas Distribution to form the joint venture 2562961 Ontario Ltd. to develop, construct, own and operate a 2.5MW Power-to-Gas energy storage facility project. The Company holds a 49% equity investment in this joint venture. The Board of Directors of the joint venture has five directors consisting of three nominees from Enbridge and two nominees of Hydrogenics and all resolutions are adopted by a majority vote. The Company accounts for this joint venture using the equity method in accordance with IFRS 11, “Joint Arrangements”.

During the third quarter of 2018, the Company sold the joint venture related project assets developed as part of the 2.5 MW energy storage facility project for $1,372. Hydrogenics received cash consideration of $700 and a 49% equity investment in the joint venture of $672. The Company recorded $30 gain on sale of assets as the transfer was done at the historical Canadian dollar value. This gain on sale of assets is adjusted for the Company’s 49% share of the loss relating to the equity interest received. It is eliminated against the investment in the joint venture and will be amortized over the life of the project. Of the gain of $30, $8 was capitalized and netted against the cost of the equity investment.

	September 30,	September 30,
	2018	2017
Balance January 1,	$1,176	$–
Equity investment in joint venture	664	1,123
Loss from joint venture	(15)	–
Amortization of deferred loss on disposal	(8)	(6)
Foreign currency translation (loss) gain	(25)	67
Investment in Enbridge joint venture at September 30,	$1,792	$1,184

2018 Q3 Condensed Interim Consolidated Financial Statements	Page 17

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2018

(in thousands of US dollars, except share and per share amounts)

(unaudited)

On May 28, 2014, the Company entered into a joint arrangement with Kolon Water & Energy Co. Ltd., whereby the parties formed the joint venture Kolon Hydrogenics to launch and market potential businesses based on products and technologies produced by Hydrogenics for the Korean market. The Company has a 49% equity position in Kolon Hydrogenics and shares joint control. The Board of Directors of the joint venture has four directors consisting of two nominees from each of Hydrogenics and Kolon Water and Energy and all resolutions are adopted by an affirmative vote of two thirds. The Company accounts for this joint venture using the equity method in accordance with IFRS 11, “Joint Arrangements”.

In June 2018, Kolon Water & Energy Co. Ltd. and the Company commenced discussions with respect to dissolving the joint arrangement. The carrying value of the assets of Kolon Hydrogenics have been reduced to their estimated net recoverable amount based upon an assessment of fair values less costs of disposal. The share in loss of the joint venture for the period reflects the Company’s proportionate share of this fair value adjustment. Discussions are ongoing to dissolve the joint venture by December 31, 2018.

	September 30,	September 30,
	2018	2017
Balance January 1,	$1,621	$1,750
Share in loss of the joint venture	(1,561)	(258)
Foreign currency translation gain	(60)	95
Investment in Kolon Hydrogenics joint venture at September 30,	$–	$1,587

Note 9 – Financial Liabilities

Financial liabilities are as follows:

	September 30,	December 31,
	2018	2017
Current portion of long-term debt – Export Development Canada (note 12)	$2,735	$2,470
Current portion of long-term debt – Province of Ontario (note 12)	671	622
Warrants (note 16)	86	409
Deferred share unit liability (note 14)	1,024	1,406
Current portion of capital lease (note 12)	8	6
Total financial liabilities	$4,524	$4,913

Note 10 – Warranty Provisions

Changes in the Company’s aggregate warranty provisions are as follows:

	2018	2017
At January 1,	$2,095	$2,062
Additional provisions	917	724
Utilized during the period	(613)	(453)
Unused amounts reversed	(615)	(384)
Foreign currency translation	(42)	187
Total warranty provision at September 30,	1,742	2,136
Less current portion	(936)	(1,386)
Long-term warranty provision at September 30,	$806	$750

2018 Q3 Condensed Interim Consolidated Financial Statements	Page 18

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2018

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 11 – Lines of Credit and Bank Guarantees

At September 30, 2018, the Company’s subsidiary in Belgium (the “Borrower”) had a joint credit and operating line facility of €7,000, which renewed in April 2018. Under this facility, the Borrower may borrow up to a maximum of 75% of the value of awarded sales contracts, approved by the Belgian financial institution, to a maximum of €500; and may also borrow up to €1,500 for general business purposes, provided sufficient limit exists under the overall facility limit of €7,000. Of the €7,000 facility, €1,542 or approximately $1,789 was drawn as standby letters of credit and bank guarantees and €nil (December 31, 2017 – €1,000 or approximately $1,200) was drawn as an operating line. At September 30, 2018, the Company had availability of €5,458 or approximately $6,333 (December 31, 2017 – $4,377) under this facility for use as letters of credit and bank guarantees.

At September 30, 2018, the Company also had a Canadian credit facility of $2,318 with no expiration date for use only as letters of credit and bank guarantees. At September 30, 2018, $402 was drawn as standby letters of credit and bank guarantees. At September 30, 2018, the Company had $1,916 (December 31, 2017 – $2,391) available under this facility.

These letters of credit and bank guarantees relate primarily to obligations in connection with the terms and conditions of the Company’s sales contracts. The standby letters of credit and letters of guarantee may be drawn on by the customer if the Company fails to perform its obligations under the sales contract.

Note 12 – Other Non-current Liabilities

Other non-current liabilities are as follows:

	September 30,	December 31,
	2018	2017
Long-term debt – Export Development Canada (i)	$7,202	$8,344
Long-term debt – Province of Ontario (ii)	3,125	2,896
Non-current post-retirement benefit liabilities (iii)	302	330
Capital lease	41	44
Total	10,670	11,614
Less current portion of long-term debt – Export Development Canada (note 9)	(2,735)	(2,470)
Less current portion of long-term debt – Province of Ontario (note 9)	(671)	(622)
Less current portion of capital lease (note 9)	(8)	(6)
Total other non-current liabilities	$7,256	$8,516

(i)	Long-term debt – Export Development Canada (“EDC”)

In the fourth quarter of 2016, the Company entered into a loan agreement with EDC for a five-year facility of $9,000.

The loan is structured as a five-year term loan with quarterly interest payments, currently calculated at an annual interest rate of U.S. prime plus 10%, declining to U.S. prime plus 5% to 7% if certain annual earnings before interest, taxes, depreciation and amortization thresholds are met. The loan is secured by a second charge over the assets located within Canada. Commencing March 31, 2017, the loan principal was subject to four quarterly repayments of $250 followed by 16 quarterly repayments of $500. There is an option to prepay a portion of, or the entire loan at any time.

2018 Q3 Condensed Interim Consolidated Financial Statements	Page 19

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2018

(in thousands of US dollars, except share and per share amounts)

(unaudited)

The change in carrying value of this liability at September 30 was as follows:

	2018	2017
At January 1,	$8,344	$8,625
Principal repayments during the period	(1,250)	(500)
Interest payments during the period	(858)	(788)
Interest accretion during the period	886	996
Revaluation of variable rate long-term debt (note 16)	80	222
At September 30,	$7,202	$8,555

(ii)	Long-term debt – Province of Ontario

In 2011, the Company entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development and Trade, Strategic Jobs and Investment Fund for funding up to C$6,000. Each draw on the loan is calculated based on 50% of eligible costs to a maximum of C$1,500 per disbursement. Eligible costs had to be incurred between October 1, 2010 and September 30, 2015. The full amount of the facility was drawn.

Commencing in the fourth quarter of 2016, the loan bears interest at a rate of 3.67% and requires repayment at a rate of 20% per year of the outstanding balance due annually each November.

The loan is collateralized by a general security agreement covering assets of Hydrogenics Corporation. Additionally, the Corporation is required to maintain a minimum balance of cash in Canadian dollars in a Canadian financial institution at all times. The Company was in compliance with this covenant at September 30, 2018.

The change in carrying value of this liability at September 30 was as follows:

	2018	2017
At January 1,	$2,896	$3,239
Interest accretion during the period	320	381
Foreign currency translation	(91)	261
At September 30,	$3,125	$3,881

(iii)	Post-retirement benefit liabilities

The liability at September 30, 2018 relates to defined contribution pension plans in Belgium and is payable in euros. Applicable law states that in the context of defined contribution plans, the employer must guarantee a minimum return of 3.75% on employee contributions and 3.25% on employer contributions. The minimum guaranteed return for defined contributions plans in Belgium results in the employer being exposed to financial risk for the legal obligation to pay further contributions if the fund does not hold sufficient assets to meet the minimum guaranteed return and as a consequence the plan is required to be accounted for as a defined benefit plan.

There were no actuarial remeasurements during the three and nine months ended September 30, 2018.

2018 Q3 Condensed Interim Consolidated Financial Statements	Page 20

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2018

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 13 – Share Capital

Common shares

The authorized share capital of the Company consists of an unlimited number of common shares, with no par value, and an unlimited number of preferred shares in series, with no par value.

	2018		2017
	Number	Amount	Number	Amount
Balance at January 1,	15,436,879	387,746	12,544,960	$365,923
Issuance of common shares	–	–	2,682,742	19,725
Issuance of common shares on vesting of performance share units (note 14)	4,204	96	4,203	96
Issuance of common shares on exercise of stock options (note 14)	6,400	69	1,000	9
At September 30,	15,447,483	387,911	15,232,905	$385,753

On April 28, 2017, the Company and Fuzhou Bonded Zone Hejili Equity Investment Limited Partnership (“Hejili”) entered into a subscription agreement to issue 2,682,742 common shares of Hydrogenics to Hejili on a private placement basis, for gross proceeds to Hydrogenics of $21,000 or approximately $7.83 per common share. The subscription price represented a 10% premium to the 20-day volume-weighted average trading price of the Company’s common shares on the NASDAQ for the period ending April 27, 2017.

The transaction closed on June 27, 2017 and the Company received net proceeds of $19,725 after underwriting fees and expenses. Subsequent to closing of the private placement, Hejili’s interest in Hydrogenics was approximately 17.6% of total issued shares.

The subscription agreement provides, among other things, that Hejili has participation rights on future offerings and the right to nominate one director to the board of directors of Hydrogenics, and that Hejili will be subject to certain restrictions, including lock-up, transfer and voting restrictions, subject, in each case, to certain ownership threshold requirements. The subscription agreement also provides that Hejili will cooperate with Hydrogenics to jointly develop the Chinese market for hydrogen, energy storage and fuel cell products.

Note 14 – Stock-Based Compensation

Under the Hydrogenics Omnibus Incentive Plan adopted in 2012, the Company may issue stock options, RSUs and PSUs to employees, directors and consultants as part of long-term incentive compensation. Stock options were previously granted under the Company’s Stock Option Plan.

Under the Company’s previous Stock Option Plan, 234,976 stock options were outstanding at September 30, 2018. No further stock options may be issued under this plan.

Effective May 11, 2018, the Company amended the Omnibus Incentive Plan to increase the number of shares available for issuance to 1,308,032 from 1,002,069. This was passed as a resolution by the shareholders of Hydrogenics on May 11, 2018.

Of the 1,308,032 shares available for issuance as stock options, RSUs and PSUs, under the Omnibus Incentive Plan, 633,113 have been granted as stock options and 202,707 have been granted as RSUs and were outstanding as at September 30, 2018. In addition, 12,609 previously issued PSU’s had fully vested as of September 30, 2018. The Company has 459,603 share units available for issue as stock options, RSUs and PSUs under the Omnibus Incentive Plan at September 30, 2018.

2018 Q3 Condensed Interim Consolidated Financial Statements	Page 21

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2018

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Stock options

A summary of the Company’s stock option plan for the nine months ended September 30, 2018 and 2017 is as follows:

	2018		2017
		Weighted		Weighted
		average		average
	Number of	exercise price	Number of	exercise price
	shares	C$	shares	C$
Balance at January 1,	762,173	7.99	628,636	$7.97
Granted	111,621	11.23	141,268	8.56
Exercised	(6,400)	8.05	(1,000)	6.96
Forfeited	(580)	13.25	–	–
Expired	(13,725)	10.44	(3,331)	29.25
At September 30,	853,089	8.37	765,573	$7.98

During the nine months ended September 30, 2018, 6,400 (2017 – 1,000) stock options were exercised resulting in cash proceeds of $40 (2017 - $5), an increase in equity of $69 (2017 - $9) with an offset to contributed surplus of $29 (2017 - $4).

During the nine months ended September 30, 2018, 111,621 (2017 – 141,268) stock options were granted with an average fair value of C$11.23 per option (2017 – C$8.56). All options are for a term of ten years from the date of grant and vest over four years unless otherwise determined by the Board of Directors. The fair value of the stock options was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	2018	2017
Risk-free interest rate	2.12%	1.34%
Expected volatility	64.3%	64.6%
Expected life in years	7	6
Expected dividend	Nil	Nil

Expected volatility was determined using the historical volatility for the Company’s share price for the seven years prior to the date of grant, as this is the expected life of the stock options.

Stock-based compensation expense for the nine months ended September 30, 2018, related to stock options, was $395 (nine months ended September 30, 2017 – $324) and was included in selling, general and administrative expenses with an offsetting increase to contributed surplus.

Performance Share Units (“PSUs”)

Under the Hydrogenics Omnibus Incentive Plan adopted in 2012, the Company may issue performance based share units to employees, directors and consultants. Pursuant to the Hydrogenics Omnibus Incentive Plan, participants may be granted a portion of their long-term incentive plan in the form of PSUs instead of RSUs and stock options. A PSU is a unit, equivalent in value to a common share of the Company.

2018 Q3 Condensed Interim Consolidated Financial Statements	Page 22

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2018

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Each PSU entitles the participant to receive a cash payment or common shares, at the option of the Company. The fair value of the PSUs is recognized as a compensation expense and is pro-rated over the expected vesting period with the offsetting increase to contributed surplus. Fair value is calculated as the market value of the common share at the date of grant. Each PSU is subject to vesting performance conditions. The Company estimates the length of the expected vesting period at the grant date, based on the most likely outcome of the performance conditions. The Company will revise its estimate of the length of the vesting period, if necessary, if subsequent information indicates that the length of the vesting period differs from previous estimates and any change to compensation cost will be recognized in the period in which the revised estimate is made. Forfeitures are estimated at the grant date and are revised to reflect a change in expected or actual forfeitures. The expiry date of PSUs granted is five years from the date of award.

A summary of the Company’s PSU activity is as follows:

	2018	2017
Balance at January 1,	191,366	195,569
Expired	(187,162)	–
Vested – share issuance	(4,204)	(4,203)
At September 30,	–	191,366

Stock-based compensation expense for the nine months ended September 30, 2018, related to PSUs, was $6 (2017 – $25) and was included in selling, general and administrative expenses with an offsetting increase to contributed surplus.

Equity-settled Restricted Share Units (“RSUs”)

An RSU is a unit equivalent in value to a common share of the Company. The RSUs will be settled by issuance of shares in the Company. The cost of the Company’s RSUs is determined using the cliff vesting method and is charged to selling, general and administrative expenses. RSUs vest three years from grant date. The fair value of each grant of RSUs is the fair value of the Company’s share price on the date of grant. The resulting compensation expense, included in selling, general and administrative expenses, is charged to income over the period the employees unconditionally become entitled to the award, with a corresponding increase to contributed surplus.

During the nine months ended September 30, 2018, 69,523 (nine months ended September 30, 2017 – 80,701) RSUs were granted with an average fair value of C$11.23 per unit (2017 – C$8.56). All RSUs are for a term of three years from the date of grant, with vesting occurring at the end of the three years.

A summary of the Company’s RSU (equity-settled) activity is as follows:

	2018	2017
Balance at January 1,	133,184	52,483
RSUs issued	69,523	80,701
At September 30,	202,707	133,184

Stock-based compensation expense for the nine months ended September 30, 2018, related to RSUs, was $309 (nine months ended September 30, 2017 – $191) and was included in selling, general and administrative expenses with an offsetting increase to contributed surplus.

Deferred Share Units (“DSUs”)

The Company has a deferred share unit plan for directors. Pursuant to the DSU Plan, non-employee directors are entitled to receive all or any portion of their annual cash retainer and meeting fees in the form of DSUs instead of cash. A DSU is a unit, equivalent in value to a common share of the Company. Each DSU entitles the participant to receive a cash payment upon termination of directorship, valued at the price of the Company’s common share on the Toronto Stock Exchange on the date of termination. Compensation cost for DSUs granted under the DSU Plan is recorded as an expense with a corresponding increase in accrued liabilities and is measured at fair value. The DSU liability is marked-to-market each reporting period with the offset recorded in selling, general and administrative expenses.

2018 Q3 Condensed Interim Consolidated Financial Statements	Page 23

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2018

(in thousands of US dollars, except share and per share amounts)

(unaudited)

A summary of the Company’s DSU activity is as follows:

	2018		2017
	Number	Amount	Number	Amount
Balance at January 1,	125,949	1,406	106,506	$456
DSU compensation expense	14,602	81	16,295	129
DSU fair value adjustments	–	(463)	–	419
At September 30,	140,551	1,024	122,801	$1,004

For the nine months ended September 30, 2018, the Company recognized $81 (2017 – $129) as expense for the issue of new DSUs and a recovery of $463 (2017 – expense of $419) for the mark-to-market adjustment on the liability.

The DSU liability at September 30, 2018 of $1,024 (September 30, 2017 – $1,004) was included in financial liabilities. DSUs vest immediately on the date of issuance.

Summary of stock-based compensation expense

Nine months ended September 30,	2018	2017
Stock-based compensation expense - stock options	$395	$324
Stock-based compensation expense - PSU	6	25
Stock-based compensation expense - RSU (equity-settled)	309	191
Subtotal stock based compensation expense	710	540
DSU - new issuance (net of cancellations)	81	129
DSU - mark-to-market adjustment	(463)	419
Subtotal stock-based compensation expense - DSU	(382)	548
Total	$328	$1,088

2018 Q3 Condensed Interim Consolidated Financial Statements	Page 24

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2018

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 15 – Research and Product Development Expenses

Research and product development expenses are recorded net of non-repayable third-party program funding received or receivable. Funds received prior to incurring the related program expenses are deferred and amounted to $2,183 at September 30, 2018 (December 31, 2017 - $913). For the three and nine months ended September 30, 2018 and 2017, research and product development expenses and non-repayable program funding, which have been received or receivable, are as follows:

Three months ended September 30,	2018	2017
Research and product development expenses	$2,695	$2,580
Government research and product development funding	(1,379)	(423)
Total	$1,316	$2,157

Nine months ended September 30,	2018	2017
Research and product development expenses	$8,981	$6,133
Government research and product development funding	(3,704)	(1,479)
Total	$5,277	$4,654

Note 16 – Other Finance Gains and Losses, Net

Components of other finance gains and losses, net are as follows:

Three months ended September 30,	2018	2017
Gain (loss) from change in fair value of outstanding warrants	$(33)	$631
Revaluation of variable rate long-term debt – Export Development Canada	(23)	–
Total	$(56)	$631

Nine months ended September 30,	2018	2017
Gain (loss) from change in fair value of outstanding warrants	$323	$(615)
Revaluation of variable rate long-term debt – Export Development Canada	(80)	(222)
Total	$243	$(837)

2018 Q3 Condensed Interim Consolidated Financial Statements	Page 25

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2018

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 17 – Income Taxes

The components of income tax expense included in the determination of the net loss for the period was as follows:

Nine months ended September 30,	2018	2017
Current tax expense
Current period income tax	$–	$–
Withholding tax	300	–
Total	$300	$–

Withholding tax arises from remittances made, on behalf of the Company, by foreign based customers. Income tax expense was $nil for the three months ended September 30, 2018.

Note 18 – Net Loss Per Share

The net loss per share for the periods ended September 30, 2018 and 2017 was as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
Net loss	$(3,443)	$(2,003)	$(10,198)	$(10,011)
Change in accounting policy (note 4)	–	(28)	–	221
Net loss, restated	(3,443)	(2,031)	(10,198)	(9,790)

Weighted average number of shares outstanding – basic	15,442,416	15,232,905	15,440,081	13,491,562
Dilutive effect of stock options	–	–	–	–
Dilutive effect of warrants	–	–	–	–
Weighted average number of shares outstanding – diluted	15,442,416	15,232,905	15,440,081	13,491,562
Net loss per share – basic and diluted	$(0.22)	$(0.13)	$(0.66)	$(0.73)

No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net loss per share, as their impact would be anti-dilutive.

Note 19 – Related Party Transactions

In the normal course of operations, the Company subcontracts certain manufacturing functions to a company owned by a family member of an executive officer and Director of the Company. During the three and nine months ended September 30, 2018, Hydrogenics made purchases of $158 and $318 (2017 – $202 and $502) from this related company. At September 30, 2018, the Company had an accounts payable balance due to this related party of $104 (2017 – $113).

The Company holds an equity investment in the joint venture 2562961 Ontario Ltd., related to the energy storage facility project with Enbridge Gas Distribution. During the three and nine months ended September 30, 2018, the Company had sales to the joint venture of $1,407 and $1,430 (2017 – $nil and $2,030) and at the end of September 30, 2018, the Company had a net receivable of $9 (2017 – $282) from the joint venture.

All related party transactions involve the parent company. There are no related party transactions to disclose for the Company’s subsidiaries.

2018 Q3 Condensed Interim Consolidated Financial Statements	Page 26

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2018

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 20 – Consolidated Statements of Cash Flows

Components of the net change in non-cash working capital are as follows:

Three months ended September 30,	2018	2017
		Restated (Note 4)
Decrease (increase)
Trade and other receivables	$455	$(4,861)
Contract assets	1,355	1,569
Inventories	(614)	(49)
Prepaid expenses	(602)	(278)
Increase (decrease)
Trade and other payables, including warranty provision	2,279	(2,389)
Contract liabilities	(2,338)	(1,573)
Deferred funding	(752)	604
Total	$(217)	$(6,977)

Nine months ended September 30,	2018	2017
Decrease (increase)		Restated (Note 4)
Trade and other receivables	$1,159	$(11,385)
Contract assets	1,609	1,361
Inventories	(4,345)	205
Prepaid expenses	(417)	(428)
Increase (decrease)
Trade and other payables, including warranty provision	(604)	1,809
Contract liabilities	175	2,378
Deferred funding	1,347	981
Total	$(1,076)	$(5,079)

Note 21 – Commitments and Contingencies

Forgivable loan facility and Government grant

In November 2014, Hydrogenics entered into an agreement with the Independent Electricity System Operators (“IESO”) to provide a 2.5MW Power-to-Gas storage unit to the Province of Ontario. This contract was assigned to the joint venture 2562961 Ontario Ltd. The joint venture will receive a total of C$2,950, paid in equal monthly instalments, in return for IESO’s use of the energy storage solution over the three-year period commencing with commissioning. The Power-to-Gas storage unit is estimated to have a potential 20 year life.

In order to partially fund the development of the unit, Hydrogenics and the Province of Ontario, through the Ministry of Research and Innovation (“MRI”), negotiated a forgivable loan facility from the Innovation Demonstration Fund Program (“IDF”). The loan bears interest at 3.23%, is expected to mature on June 30, 2020 and the principal and interest are forgivable upon the satisfaction of certain criteria. Under the terms of the loan agreement, the government has committed to fund up to C$4,500 (US$3,309) through a forgivable loan, to be funded at 50% of eligible costs incurred on the project. The total cost of the energy storage solution is greater than C$8,000, of which up to C$4,500 was funded through the forgivable loan. C$4,500 was funded 49% by Hydrogenics and 51% by Enbridge, and the remainder will be incurred as required by either Hydrogenics or Enbridge.

2018 Q3 Condensed Interim Consolidated Financial Statements	Page 27

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2018

(in thousands of US dollars, except share and per share amounts)

(unaudited)

The forgiveness of the principal and interest on the loan is contingent on a final commercialization report satisfactory to MRI, indicating successful commissioning and verification of the operation of the multi-stack 2.5MW PEM electrolyzer and demonstrated performance capabilities that would be deemed acceptable for ancillary service as per the IESO specifications. The unit has achieved acceptance by the IESO with the final commercialization report is expected to be delivered to the IDF in Q4 2018. The forgivable loan has been accounted for as a government grant as management estimates there is reasonable assurance that the terms of forgiveness will be met.

September 30,
2018

Total cumulative cost of 2.5MW Power-To-Gas unit	$8,792
Funding received from the IDF	(2,941)
Cumulative costs transferred to the joint venture	(3,402)
Foreign exchange loss on disposal	(117)
Costs recorded as research and product development costs	(2,332)
Costs remaining to be transferred to the joint venture	$-

Costs are only transferred to the joint venture once the final submission has been submitted to the Province of Ontario for the related forgivable loan above.  The actual funding percentage varies from committed funding percentage due to foreign exchange translation.

Government Grant Funding Agreement

In March 2018, Hydrogenics entered into a government grant funding agreement for C$5,000. The agreement provides for a 50% funding match to support a C$10,000 scale up program of the Company’s manufacturing capacity in Canada. The funding schedule provided for an initial payment of C$2,500, which was paid in May 2018, with subsequent funding pursuant to achieving specified project milestones. In August 2018, the Company received notice that the government funding program was being terminated effective September 28, 2018. The Company has incurred eligible costs during the agreement period but has reclassified C$1,361 from deferred funding to trade and other payables as at September 30, 2018 within the Condensed Interim Consolidated Balance Sheet to reflect the estimate of funds repayable to the government.

Note 22 – Segmented Financial Information

The Company’s two reportable segments include OnSite Generation and Power Systems. Segmentation is based on the internal reporting and organizational structure, taking into account the different risk and income structures of the key products and production processes of the Company. Where applicable, corporate and other activities are reported separately as Corporate and Other. OnSite Generation includes the design, development, manufacture and sale of hydrogen generation products. Power Systems includes the design, development, manufacture and sale of fuel cell products.

2018 Q3 Condensed Interim Consolidated Financial Statements	Page 28

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2018

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Financial information by reportable segment for the three and nine months ended September 30, 2018 and 2017 was as follows:

	OnSite	Power	Corporate
Three months ended September 30, 2018	Generation	Systems	and Other	Total
Revenue transferred at a point in time	$4,296	$2,667	$–	$6,963
Revenue transferred over time	222	480	–	702
Revenues from external customers	4,518	3,147	–	7,665
Gross profit	506	965	–	1,471
Selling, general and administrative expenses	724	1,094	1,279	3,097
Research and product development expenses	559	731	26	1,316
Segment loss	(777)	(860)	(1,305)	(2,942)
Interest expense, net	–	–	(369)	(369)
Foreign currency losses, net	–	–	(61)	(61)
Loss in joint venture	–	–	(15)	(15)
Other finance losses, net	–	–	(56)	(56)
Loss before income taxes	$(777)	$(860)	$(1,806)	(3,443)

At September 30, 2018
Total segment assets	$23,976	$24,379	$6,451	$54,806
Total segment liabilities (current and non-current)	$11,924	$20,418	$8,358	$40,700

	OnSite	Power	Corporate
Three months ended September 30, 2017	Generation	Systems	and Other	Total
Revenue transferred at a point in time	$5,435	$4,605	$–	$10,040
Revenue transferred over time	490	1,549	–	2,039
Revenues from external customers	5,925	6,154	–	12,079
Gross profit	996	1,901	–	2,897
Selling, general and administrative expenses	709	1,188	1,012	2,909
Research and product development expenses	307	1,824	26	2,157
Segment loss	(20)	(1,111)	(1,038)	(2,169)
Interest expense, net	–	–	(464)	(464)
Foreign currency gains, net	–	–	58	58
Loss in joint venture	–	–	(87)	(87)
Other finance gains, net	–	–	631	631
Loss before income taxes	$(20)	$(1,111)	$(900)	$(2,031)

At September 30, 2017
Total segment assets	$29,319	$24,987	$15,630	$69,936
Total segment liabilities (current and non-current)	$15,549	$21,316	$10,626	$47,491

2018 Q3 Condensed Interim Consolidated Financial Statements	Page 29

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2018

(in thousands of US dollars, except share and per share amounts)

(unaudited)

	OnSite	Power	Corporate
Nine months ended September 30, 2018	Generation	Systems	and Other	Total
Revenue transferred at a point in time	$12,467	$8,257	$–	$20,724
Revenue transferred over time	588	2,109		2,697
Revenues from external customers	13,055	10,366	–	23,421
Gross profit	3,161	3,649		6,810
Selling, general and administrative expenses	2,175	3,216	3,566	8,957
Research and product development expenses	2,046	3,177	54	5,277
Segment loss	(1,060)	(2,744)	(3,620)	(7,424)
Interest expense, net	–	–	(1,122)	(1,122)
Foreign currency losses, net	–	–	(19)	(19)
Loss in joint venture	–	–	(1,576)	(1,576)
Other finance gains, net	–	–	243	243
Loss before income taxes	$(1,060)	$(2,744)	$(6,094)	$(9,898)

	OnSite	Power	Corporate
Nine months ended September 30, 2017	Generation	Systems	and Other	Total
Revenue transferred at a point in time	$11,304	$12,729	$–	$24,033
Revenue transferred over time	883	3,454	–	4,337
Revenues from external customers	12,187	16,183	–	28,370
Gross profit	1,176	4,834		6,010
Selling, general and administrative expenses	2,011	3,052	4,114	9,177
Research and product development expenses	815	3,770	69	4,654
Segment loss	(1,650)	(1,988)	(4,183)	(7,821)
Interest expense, net	–	–	(1,387)	(1,387)
Foreign currency gains, net	–	–	513	513
Loss in joint venture	–	–	(258)	(258)
Other finance losses, net	–	–	(837)	(837)
Loss before income taxes	$(1,650)	$(1,988)	$(6,152)	$(9,790)

Revenue, cost of sales and selling, general and administrative expenses for the comparative three and nine month periods have been restated to reflect the adoption of IFRS 15 retrospectively effective January 1, 2018. See Note 4.

2018 Q3 Condensed Interim Consolidated Financial Statements	Page 30

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2018

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 23 – Risk Management Arising From Financial Instruments

Fair value

The carrying value of cash and cash equivalents, restricted cash, trade and other receivables, trade and other payables and current portion of contract assets and contract liabilities approximates their fair value given their short-term nature. The carrying value of the non-current restricted cash, contract assets and contract liabilities and other liabilities approximates their fair value given the difference between the discount rates used to recognize the liabilities in the consolidated balance sheets and the market rates of interest is insignificant.

Fair value measurements recognized in the consolidated balance sheets must be categorized in accordance with the following levels:

(i)	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

(ii)	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

(iii)	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value of the liabilities relating to the DSUs is classified as Level 1. The fair value of the warrants is classified as Level 2.

The Company has not transferred any financial instruments between Levels 1, 2, or 3 of the fair value hierarchy during the three and nine months ended September 30, 2018 and 2017.

2018 Q3 Condensed Interim Consolidated Financial Statements	Page 31

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2018

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Financial instruments are classified into one of the following categories: financial assets at fair value through profit and loss; financial liabilities at fair value through profit or loss; financial assets at amortized cost, financial liabilities at amortized cost, and financial assets at fair value through other comprehensive income. The following table summarizes information regarding the carrying value of the Company’s financial instruments:

	September 30,	December 31,
	2018	2017
		Restated (Note 4)
Cash and cash equivalents	$10,813	$21,511
Restricted cash	792	435
Restricted cash – non-current	292	468
Trade and other receivables, including contract assets	13,020	15,959
Financial assets at amortized cost	$24,917	$38,373
Trade and other payables	$10,984	$10,361
Current portion of long-term debt and repayable government contribution	3,406	3,092
Operating borrowings	–	1,200
Non-current portion of long-term debt	6,921	8,148
Post-retirement benefit liabilities	302	330
Capital lease	41	44
Financial liabilities at amortized cost	$21,654	$23,175
DSU liability	1,024	1,406
Warrants	86	409
Financial liabilities at fair value through profit or loss	$1,110	$1,815

Liquidity risk

The Company has sustained losses and negative cash flows from operations since its inception. At September 30, 2018 the Company had $10,813 (December 31, 2017 – $21,511) of current unrestricted cash and cash equivalents. Liquidity risk is the risk the Company will encounter difficulty in meeting its financial obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company is exposed to liquidity risk as it continues to have net cash outflows from its operations. The Company’s objective for liquidity risk management is to maintain sufficient liquid financial resources to fund the consolidated balance sheets, pursue growth and development strategies, and to meet commitments and obligations in the most cost-effective manner possible. The Company achieves this by maintaining sufficient cash and cash equivalents and managing working capital. The Company monitors its financial position on a monthly basis at minimum, and updates its expected use of cash resources based on the latest available data. Such forecasting takes into consideration the Company’s financing plans and compliance with internal targets. A significant portion of the Company’s financial liabilities is classified as current liabilities, as settlement is expected within one year.

There are uncertainties related to the timing and use of the Company’s cash resources and working capital requirements. These uncertainties include, among other things, the timing and volume of commercial sales and associated gross margin of our existing products and the development of markets for, and customer acceptance of, new products. Throughout 2018 the Company’s operations may not generate sufficient cash flow to fund our obligations. As such, these obligations will be funded out of existing and forecasted cash resources. Hydrogenics may need to take additional measures to increase its liquidity and capital resources, including obtaining additional debt or equity financing, pursuing joint-venture arrangements, equipment financings or other receivables financing arrangements. Hydrogenics may experience difficulty in obtaining satisfactory financing terms. Failure to obtain adequate financing on satisfactory terms could have a material adverse effect on Hydrogenics’ results of operations or financial condition.

2018 Q3 Condensed Interim Consolidated Financial Statements	Page 32

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2018

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Credit risk

The Company applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables and contract assets. To measure the expected credit losses, trade receivables and contract assets have been grouped based on shared credit risk characteristics and the days past due. The contract assets relate to unbilled work in progress and have substantially the same risk characteristics as the trade receivables for the same type of contracts. The Company has therefore determined that the expected loss rates for trade receivables are a reasonable approximation of the loss rates for the contract assets. The loss allowance at January 1, 2018 was determined as follows for both trade receivables and contract assets based upon the Company’s historic default rates over the expected life of trade receivables and contract assets and is adjusted for forward looking estimates.

January 1, 2018:	Not yet due	Less than 31 days past due	31-60 days past due	More than 60 days past due	Total

Expected loss rate	0.01%	0.05%	0.21%	1.03%
Gross carrying amount	$9,849	$2,482	$166	$1,192	$13,689
Loss allowance	$1	$1	$0	$16	$18

The loss allowance for trade receivables and contract assets as at December 31, 2017 reconciled to the opening loss allowances on January 1, 2018 is as follows:

	Contract Assets	Trade and other receivables	Total
At December 31, 2017 under IAS 39	$-	$943	$943
Write-off of amounts deemed uncollectible against gross receivables	-	(925)	(925)

Opening loss allowance as at January 1, 2018	$-	$18	$18

The loss allowance at September 30, 2018 was determined as follows for both trade receivables and contract assets. The expected credit losses also incorporate forward looking information:

September 30, 2018:	Not yet due	Less than 31 days past due	31-60 days past due	More than 60 days past due	Total

Expected loss rate	0.01%	0.05%	0.21%	1.03%
Gross carrying amount	$7,392	$898	$37	$991	$9,318
Loss allowance	$1	$0	$0	$10	$11

Trade receivables and contract assets are written off when there is no reasonable expectation of recovery. During the period the Company made no write-offs of trade receivables, it does not expect to receive future cash flow from and no recoveries from collection of cash flows previously written off.

Foreign currency risk

Foreign currency risk arises because of fluctuations in exchange rates. The Company conducts a significant portion of its business activities in currencies other than the Company’s functional currency of US dollars and the functional currency of its Belgium and German subsidiaries in euros. This primarily includes Canadian dollar transactions at the parent company and US dollar transactions at the Company’s subsidiaries in Belgium and Germany.

2018 Q3 Condensed Interim Consolidated Financial Statements	Page 33

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2018

(in thousands of US dollars, except share and per share amounts)

(unaudited)

The Company’s objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by converting foreign denominated financial assets into the applicable currency of the foreign subsidiaries to the extent practicable to match the obligations of its financial liabilities. The Company also periodically enters into foreign exchange forward contracts to limit its exposure to foreign currency rate fluctuations. There were no foreign exchange forward contracts in place at September 30, 2018.

Financial assets and financial liabilities denominated in foreign currencies will be affected by changes in the exchange rate between the functional currency and these foreign currencies. This primarily includes cash and cash equivalents; trade and other receivables; contract assets, trade and other payables, contract liabilities and other long-term liabilities, which are denominated in foreign currencies.

Note 24 – Capital Management

The Company’s objective in managing capital is to ensure sufficient liquidity to pursue its growth strategy, fund research and product development, while at the same time, taking a conservative approach toward financial leverage and management of financial risk.

The Company’s primary uses of capital are to finance operations, increase non-cash working capital and capital expenditures. The Company currently funds these requirements from existing cash resources, cash raised through share issuances and long-term debt. The Company’s objectives when managing capital are to ensure the Company will continue to have enough liquidity so it can provide its products and services to its customers and returns to its shareholders. The Company monitors its capital on the basis of the adequacy of its cash resources to fund its business plan. In order to maximize the capacity to finance the Company’s ongoing growth, the Company does not currently pay a dividend to holders of its common shares.

The Company’s capital is composed of debt and shareholders’ equity as follows:

	September 30,	December 31,
	2018	2017
		Restated (Note 4)
Total equity	$14,106	$24,173
Operating borrowings	–	1,200
Long-term debt and repayable government contributions, including current portion	10,368	11,284
Total	24,474	36,657
Less Cash and cash equivalents and restricted cash	11,897	22,414
Total capital employed	$12,577	$14,243

Note 25 – Comparative Information

Certain of the 2018 and 2017 comparative figures have been reclassified to conform to the classification adopted in the current year.

2018 Q3 Condensed Interim Consolidated Financial Statements	Page 34